# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VEON Ltd., CIK 0001468091
CUSIP: 91822M502
Title of class of securities: Common shares, US$0.001 nominal value per share
Address of issuer's principal executive offices: INDEX TOWER (EAST TOWER), DUBAI (DIFC), United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-005703
Filed by CIK 0001839497

## Reporting persons
- Helikon Investments Limited: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 73,177,600; sole dispositive power 0; shared dispositive power 73,177,600; aggregate amount beneficially owned 73,177,600 (3.96% of the class)
  Comment: Including 2,927,104 ADSs representing 73,177,600 Common Shares.
- Federico Riggio: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 73,177,600; sole dispositive power 0; shared dispositive power 73,177,600; aggregate amount beneficially owned 73,177,600 (3.96% of the class)
  Comment: Including 2,927,104 ADSs representing 73,177,600 Common Shares.

## Item 1. Issuer
Name of issuer: VEON Ltd.
Address of issuer's principal executive offices: Index Tower (East Tower), Dubai (DIFC), United Arab Emirates

## Item 2. Person Filing
Name of person filing:
(i) Helikon Investments Limited, a United Kingdom public limited company ("Helikon UK"), with respect to the common shares of US$0.001 nominal value per share (the "Common Shares") of Veon Ltd., a Bermuda corporation (the "Company"), directly held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK; and

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the Shares directly held by the Helikon Fund.

There is no CUSIP number assigned to the Common Shares. CUSIP number 91822M502 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the NASDAQ Capital Market under the symbol "VEON." Each ADS represents 25 Common Shares.
Address of principal business office or, if none, residence:
(i) Helikon UK; 17 Waterloo Place, London, SW1Y 4AR.

(ii) Mr. Riggio 17 Waterloo Place, London, SW1Y 4AR.
Citizenship: Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom. Mr. Riggio is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages used herein are calculated based upon 1,849,190,667 Common Shares outstanding as of September 30, 2024, as reported in the Issuer's Annual Report of Foreign Issuer on Form 20-F filed with the Securities and Exchange Commission on October 17, 2024.
Percent of class: 3.96
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Helikon UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Helikon Investments Limited: /s/ Paul McLernon, Paul McLernon, Director (01/24/2025)
- Federico Riggio: /s/ Federico Riggio, Federico Riggio, Individually (01/24/2025)